
TIBARAY
CURING CANCER IN A FLASH™
400X Faster
Effective Tumor Killing
Far Less Collateral Damage
Compared To Current Cancer Treatments

TIBARAY, INC.

Patented Radiotherapy Technology Designed to Help Cure Cancer in a FLASH™

tibaray.com Fremont, CA

Highlights

1. Robust IP portfolio with 20+ issued and pending patents on next-generation radiotherapy technology.
2. Partnership with an innovative radiotherapy technology provider to integrate core technology.
3. $9 billion global radiotherapy market with adjacent multi-billion dollar applications.

4. 24,000 sq ft fully integrated Silicon Valley facility for prototyping, testing, and production.

5. Led by a CEO who built a NASDAQ-listed company to a $2B market cap.

6. Team of world-class physicists, engineers, and clinical advisors.

Featured Investor



Tuoc Luong
Syndicate Lead

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Invested $605,000

https://www.linkedin.com/in/tuocluong/

"I have 3 investment thesis: 1) Innovative Technology and a moat that is difficult for competitors to cross 2) Does the technology and product provide a benefit for society. Tibaray has both of these qualities. 3) Does the company have the right leader and team to succeed. I think the CEO Thinh Tran has the experience of taking a company from startup to IPO and further (he has shown this in the past). From a technology perspective there are some big name professors from Stanford who are the leading experts in their fields. So Tibaray has the team, the technology moat and what it does benefit society. Love it!"

Team



Thinh Tran CEO & Director

Mr. Tran is a Stanford graduate, Founder & CEO of Vita Imaging and Founder & former CEO of Sigma Designs, which he grew from startup to a NASDAQ-listed company with a ~$2B market cap. He brings 40+ years of leadership, capital-raising, and M&A experience.

tibaray.com



Sami Tantawi CTO, Co-Founder, Director

Professor Sami Tantawi is an ASU Physics professor, former Stanford professor, and former SLAC chief scientist. He led world-class RF

accelerator research, won the U.S. Particle Accelerator School achievement award, and is an APS Fellow.

search.asu.edu



Bill Loo, MD, PhD   Chief Medical Advisor, Co-Founder, Director

Billy W. Loo Jr., MD PhD is a Stanford Professor and Director of Thoracic Radiation Oncology, a global leader in lung cancer radiotherapy, FLASH therapy, and proton therapy, and co-inventor of PHASER, a breakthrough ultra-precise cancer therapy.

med.stanford.edu



Peter Maxim   Co-Founder, Director

Peter Maxim is Professor and Vice-Chair of Medical Physics at UC Irvine and Co-founder of TibaRay. A leader in SABR and ultra-fast FLASH radiation, he holds multiple patents, major AAPM awards, and is advancing sub-second curative radiotherapy worldwide.

faculty.uci.edu



Rebecca Fahrig   Co-Founder

Rebecca Fahrig, PhD, is a pioneer in x-ray imaging and cone-beam CT. Former Stanford Radiology faculty, now VP of Innovations at Siemens Healthcare, leading 50 scientists developing next-gen image guidance systems.

Revolutionizing Cancer Treatment with FLASH

TibaRay is building an ultra-fast, ultra-precise radiotherapy platform to dramatically improve cancer outcomes while reducing side effects, cost, and treatment time.

We are not just improving cancer therapy. We are redefining what is curable.




Cancer Is
The #1 Killer
Worldwide
2 in 5 people will develop cancer
1 in 5 will die of it.

The Solution

TibaRay enables FLASH—**delivering treatment in a fraction of a second instead of minutes, over 400X faster** than today's state-of the art technology. Recent research shows that this **can greatly reduce normal tissue damage,** allowing for more curative treatments. In addition, twice as many patients can be **treated at reduced costs**.


400X Faster Than Current Treatments
40% Reduction in Damage to Healthy Tissue
03 10.8
Current fastest treatment in the world is over 3 minutes
00:00.00
TibaRay PHASER™ treats in approximately 0.3 seconds




Today's Radiation Therapy Is Too Slow
10-12 million patients worldwide should be eligible for radiotherapy each year, but only about 5-6 million actually receive it because they lack access.
Tumor Moves
Patient and tumor movement during treatment forces radiation to cover a larger area, damaging healthy tissue.
Collateral Damage
Radiation injuries include scarring, inflammation, loss of function, etc.
Bottleneck
Treatments can be costly and inaccessible. Limited availability means people are going untreated everyday.

FLASH radiobiology is a new scientific discovery showing that ultra-rapid radiation can **spare healthy tissue** without compromising tumor kill. TibaRay's advances in accelerator physics, RF systems, and beam control now make conformal FLASH **clinically feasible** for the first time.


Our Proprietary
PHASER Platform
(Pluridirectional High-energy Agile Scanning Electronic Radiotherapy)
"Freezes" tumor motion
Reduces collateral damage
Treatment only to the tumor
Higher throughput & lower cost

The Tech Powering PHASER

Over the past decade TibaRay has been developing revolutionary linear accelerator and RF component technologies **invented at Stanford University.** More than **$27 million** has been invested, including more than **$14 million in**

non-dilutive highly competitive federal grants. These technologies are commercial today and will power PHASER in the near future.



TibaRay Galactica™
8 MV Linear Accelerator
A new accelerator design in over 60 years. Based on exclusively licensed breakthroughs from Stanford/SLAC & ASU, and TibaRay advances.
2X better power efficiency
3X higher dose rate
Integrated RF beam monitor
Variable energy and dose rate

Our Galactica linac has been designed into the Leo Cancer Care treatment system, marking the first TibaRay Inside™ commercial partnership integrating Galactica into Leo's complete treatment platform.



Major Radiotherapy Partner Leo Cancer Care
Galactica's industry-leading dose rate allows:
• Accurate treatment - faster treatment, greater precision, less collateral tissue damage
• Clinical efficiency - higher throughput and greater patient volumes
• Unmatched industry performance - market leading MLC speed, most accurate image-guided radiotherapy
LEO
CANCER CARE

Market Opportunity

Market Opportunity

We are initially focusing on cancer care and treating patients with tumors anywhere in the body.

The cancer therapy market is **$300 billion overall** with radiotherapy being **$9 billion** (currently with 6-8% CAGR).



7,742,322
10-12M patients worldwide require radiotherapy each year, but only about 5-6M actually receive it because of lack of access.
Radiotherapy is used in over 60% of U.S. cancer treatments.

In addition, there's **$20 billion** in opportunities for applications in other major illnesses:

- Cardiac arrhythmias (e.g., ventricular tachycardia*, atrial fibrillation)
- Pulmonary emphysema*
- Functional neurologic conditions
- Arthritis & inflammatory conditions
- Others (potentially Alzheimer's, etc.)...

*First human clinical trials of focused radiotherapy performed by Dr. Bill Loo



8,359,255
10-12M patients worldwide require radiotherapy each year, but only about 5-6M actually receive it because of lack of access.



In addition, there’s **$20 billion** in opportunities for applications in other major illnesses:

- Cardiac arrhythmias (e.g., ventricular tachycardia*, atrial fibrillation)
- Pulmonary emphysema*
- Functional neurologic conditions
- Arthritis & inflammatory conditions
- Others (potentially Alzheimer’s, etc.)...

*First human clinical trials of focused radiotherapy performed by Dr. Bill Loo

Competitive Advantage


Our World-Class Expertise is our Competitive Advantage, Augmented by our Exclusive IP
Key Exclusive Licenses from Stanford University:
Multiple accelerators (US, EP)
Overall PHASER concept (US, CN, EP)
Linear accelerator (US)
Klystrinos (US)
RF power distribution (US)
Compact isolator (US)
Beam collimator (US, EP)
TibaRay IP:
Accelerator design
Beam Monitor
Advanced compact isolator


24,000 sq ft fully integrated
Silicon Valley facility

Fully integrated facility with:

- Large radiation-shielded vault (radiation safety approved)
- Advanced production capabilities with CNCs and hydrogen brazing bonding furnace
- Accelerator production QMS compliant with ISO 13485

Recent Features


PRESS RELEASE
LEO CANCER CARE PLANS TO INTEGRATE TIBARAY LINACS INTO FUTURE GRACE PHOTON THERAPY PLATFORM
OCTOBER 3, 2025
LEO

Leo Cancer Care announced that it has placed orders for Tibaray's advanced linear accelerators (linacs). TibaRay's accelerators are designed to deliver higher dose rates than conventional systems, opening the possibility for new treatment paradigms such as FLASH radiotherapy, while also offering a more compact footprint that aligns well with Leo Cancer Care's upright treatment approach.

Malaysia's IHH Healthcare makes oncology push with investment in US firm TibaRay

By **Reuters**

January 28, 2026 11:59 PM PST · Updated January 28, 2026

Aa


EXIT
IHH


IHH
Healthcare
“The investment gives IHH exposure to TibaRay's radiation therapy technology.”


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